As filed with the Securities and Exchange Commission on October 2, 2003 Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

BIMS RENEWABLE ENERGY, INC
(Exact name of registrant as specified in its charter)

Florida	65-0909206
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14, PLACE DU COMMERCE, SUITE 388
MONTREAL, QUEBEC, CANADA H3E 1T5
(Address of Principal Executive Offices)

CONSULTING AGREEMENTS WITH EACH OF JEAN GAGNON, RAYMOND RICHARD AND REJEAN D'AMOURS
(Full title of the plan)

38-10, PLACE DU COMMERCE, SUITE 230
MONTREAL, QUEBEC, CANADA H3E 1T8
(514) 578-1722
(Name, address and telephone number, including area code, of agent for service)

with a copy to:
Irving Rothstein, Esq.
Law Offices of Irving Rothstein
292 Madison Avenue, 20th Floor
New York, New York 10017
(212) 685-7600

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time at the discretion of stockholders.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed mount To Be Registered	Proposed Maximum Aggregate Price Per Share	Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock Class B, $.001 par value per share	2,500,000	$3.00(1)	$7,500,000	$690.00

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), the closing sales price on the OTCBB on October 1, 2003.

INFORMATION REQUIRED IN THIS SECTION 10(a) PROSPECTUS

ITEM 1. Plan Information.*

ITEM 2. Registrant Information and Employee Plan Annual Information.*

*Information required by Part 1 to be contained in the Section 10(a) prospectus is omitted from the registration statement in accordance with Rule 428 under the Securities Act of 1933.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

The following documents filed by *BIMS Renewable Energy*, Inc. (the "Registrant") with the Securities and Exchange Commission pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act") are incorporated herein by reference:

(a) The Registrant's Annual Report on Form 10-KSB, filed on February 19, 2003, for the year ended September 30, 2002;

(b) The Registrant's Quarterly Report on Form 10-QSB, filed on February 19, 2003, for the quarter ended December 31, 2003;

(c) The Registrant's Quarterly Report on Form 10-QSB, filed on June 11, 2003, for the quarter ended March 31, 2003;

(d) The Registrant's Quarterly Report on Form 10-QSB, filed on August 20, 2003, for the quarter ended June 30, 2003;

(e) The Registrant's Current Report on Form 8-K, filed on July 22, 2003;

(f) The description of the Registrant's common stock contained in the Registrant's registration statement on Form SB-2/A (Registration No. 333-48480) filed on March 2, 2001, including any amendments or reports filed for the purpose of updating that description.

All documents filed subsequent to the date of this Registration Statement pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

ITEM 4. DESCRIPTION OF SECURITIES.

Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

Not Applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 607.0850 of the Florida Business Corporation Act permits indemnification of officers and directors of the Registrant under certain conditions and subject to certain limitations. Section 607.0850 of the Florida Business Corporation Act also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers, directors, employees, and agents against any liability asserted against that person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 607.0850 of the Florida Business Corporation Act.

Neither the Registrant's By-Laws nor its Certificate of Incorporation currently provide indemnification to its officers or directors. In an effort to continue to attract and retain qualified individuals to serve as directors and officers, the Registrant intends to adopt provisions providing for the maximum indemnification permitted by Florida law.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

Not Applicable.

ITEM 8. EXHIBITS.

Exhibit
Number Description
--------- --

5.1	Opinion of law offices of Irving Rothstein, as to the legality of the common stock being offered.
10.1	Consulting Agreement that the Registrant entered into on September 29, 2003 with Jean Gagnon.
10.2	Consulting Agreement that the Registrant entered into on September 29, 2003 with Raymond Richard.
10.3	Consulting Agreement that the Registrant entered into on September 29, 2003 with Rejean D'Amours.
23.1	Consent of Law Offices of Irving Rothstein (included in its opinion filed as Exhibit 5.1).
23.2	Consent of Mark Cohen, CPA.
24.1	Power of Attorney (included following signature page)

ITEM 9. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective Registration Statement;

(iii) To include any additional or changed material information with respect to the plan of distribution; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and theoffering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, the Province of Quebec on the 2nd day of October 2003.

BIMS RENEWABLE ENERGY, INC

By:/s/ Abdel Jabbar Abouelouafa

Abdel Jabbar Abouelouafa
President

EXHIBIT 24.1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature below constitutes and appoints Abdel Jabbar Abouelouafa his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 2nd day of October, 2003.

/s/ Abdel Jabbar Abouelouafa

President and Director
Abdel Jabbar Abouelouafa

/s/ Yves Renaud

Vice President/Finance and Director
Yves Renaud

/s/ Marcel Mongrain

Director
Marcel Mongrain

SECURITIES AND
EXCHANGE
COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS
TO
REGISTRATION STATEMENT
ON
FORM S-8
UNDER
THE SECURITIES ACT OF 1933

BIMS RENEWABLE ENERGY, INC
(EXACT NAME OF ISSUER AS SPECIFIED
IN ITS CHARTER)

October 2, 2003

EXHIBIT INDEX

Exhibit
Number Description
--------- --
5.1   Opinion of law offices of Irving Rothstein, as to the legality of the common stock being offered.

10.1   Consulting Agreement that the Registrant entered into on September 29, 2003 with Jean Gagnon.

10.2   Consulting Agreement that the Registrant entered into on September 29, 2003 with Raymond Richard.

10.3   Consulting Agreement that the Registrant entered into on September 29, 2003 with Rejean D'Amours.

23.1   Consent of Law Offices of Irving Rothstein (included in its opinion filed as Exhibit 5.1).

23.2   Consent of Mark Cohen, CPA.

24.1   Power of Attorney (included following signature page)

EXHIBIT 5.1

LAW OFFICES OF IRVING ROTHSTEIN

ATTORNEYS AT LAW
292 MADISON AVENUE
NEW YORK, N.Y. 10017
(212) 685-7600

TELECOPIER
(212) 696-9459

E-MAIL
IRothstein@hhandf.com

October 2, 2003

Board of Directors
BIMS Renewable Energy, Inc.
14 Place du Commerce
Suite 388
Montreal, Quebec,
Canada H3E 1T8

Gentlemen:

As counsel for your Company, I have examined your certificate of incorporation, by-laws, and such other corporate records, documents and proceeding and such questions of law as I have deemed relevant for the purpose of this opinion.

I have also, as such counsel, examined the Registration Statement (the "Registration Statement") of your Company on Form S-8, covering the registration under the Securities Act of 1933, as amended, of 2,500,000 shares of the Company's Common Stock which are to be issued to three consultants of the Company (the "Consulting Stock").

On the basis of such examination, I am of the opinion that:

    i.   The Company is a corporation duly authorized and validly existing and in good standing under the laws of the State of Florida, with corporate power to conduct its business.

    ii.   The Company has an authorized capitalization of 125,000,000 shares of Common Stock.

    iii.   The Consulting Stock have been duly and validly authorized and when issued will represent fully paid and non-assessable shares of the Company's Common Stock.

I hereby consent to the filing of this opinion as an exhibit thereto.

Very truly yours,

/s/ LAW OFFICES OF IRVING ROTHSTEIN

LAW OFFICES OF IRVING ROTHSTEIN

EXHIBIT 10.1

CONSULTANT AGREEMENT

BETWEEN:

BIMS RENEWABLE ENERGY INC a company legally constituted in the State of Florida and located at 14 Place du Commerce, SUITE 388, Montreal, Qc legally represented by Abdel Jabbar Abouelouafa and Yves Renaud

(the "Company") OF THE FIRST PART

AND:

Jean Gagnon;
6792 Croissant Verdon,
Laval, Qc, H7L 4P9

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1. POSITION AND TITLE

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the position of strategic matters. It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company including, without limitation, providing assistance in various matters pertaining to:

- communication with SEC and all others securities and exchange commission,
- Elaboration and organization of the new regulation concerning different stock market (International)

2. TERM

The present agreement will be effective for a period of **three months**, starting on the 1st of October, 2003. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

• Furthermore, if the death of Jean Gagnon should occur while in employment, the Company will pay the fees to his heirs for *the remainder of the contract .*

3. MONETARY

As an advance to the remuneration for all services provided for herein, the Company shall pay the Consultant a fee of…one thousand dollars…..($1,000.00) per week, payable in regular installments in accordance with the Company's usual paying practices. The Company shall at any time increase the Consultant's advance and may in its sole discretion, grant the Consultant an advance increase. Any such change shall be deemed to be incorporated into this agreement.

However, advance of one thousand dollars ($1,000.00) per week will be payable beginning the 1st of October, 2003.

At the date of the signature of the present contract, Jean Gagnon will receive from the Company 2,000,000 Shares of common stock at $0.001.

4. BONUSES

In addition to the compensation specified in Section 3 the Consultant may receive an annual bonus from the Company, based on performance of the Consultant, to be defined between parties.

5. BENEFITS

The Consultant shall participate in all benefit plans which the Company may have or provide in the future, including without limitation medical/hospital and extended health care benefits, life insurance and wage insurance.

6. LIABILITY INSURANCE

The employer shall contract a liability insurance appropriate to the consultant functions and responsibilities.

7. REIMBURSEMENT OF EXPENSES GENERALLY

The Company shall reimburse the Consultants for all reasonable expenses actually incurred by him on the Company's behalf and in the course of his employment upon presentation of substantiating receipts.

8. FULL-TIME ATTENTION TO BUSINESS

During the Consultant's employment with the Company, the Consultant shall devote himself exclusively to the business of the Company and shall not be employed or engaged in any capacity in any other business without the prior written approval of the Company. The Consultant is employed on a full-time basis for the Company. It is understood and agreed to by the Consultant that the hours of work involved will within reason vary and be irregular and are those hours required to meet the objectives of the employment.

9. TERMINATION

This agreement may be terminate by the Consultant at any time by giving the Employer **with manager majority** a two week's notice in writing. The Company may waive the notice, in whole or in part, but will remain responsible for payment of all salaries, expenses and bonuses due up until the end of the notice period.

10. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 14 Place du Commerce Suite 388, Montreal, Qc

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

11. CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information" concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

    a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

    b) Is or becomes generally available through no fault of the Consultant; or

    c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

    d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

    e) Any information already known to the Consultant prior to entering into the present Employment Agreement;

12. CLIENTELE *AND/OR GOODWILL*

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any recurs.

13. WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

14. AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

15. SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

16. SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

17. CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 29 OF SEPTEMBER, 2003.

Consultant   **BIMS Renewable Energy Inc**

_____   _____

Jean Gagnon   **Abdel Jabbar Abouelouafa**

                                                          _____

                                                          Yves C. Renaud

EXHIBIT 10.2

CONSULTANT AGREEMENT

BETWEEN:

BIMS RENEWABLE ENERGY INC a company legally constituted in the State of Florida and located at 14 Place du Commerce, SUITE 388, Montreal, Qc legally represented by Abdel Jabbar Abouelouafa and Yves Renaud

(the "Company") OF THE FIRST PART

AND:

Raymond Richard;

750 boul Montpellier, # 912
Saint-Laurent (Qc), H4l 5A4

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1. POSITION AND TITLE

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the position of strategic matters. It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company including, without limitation, providing assistance in various matters pertaining to:

- Projects estimation (National and International)
- Financial analysis
- Management of the acquisitions

2. TERM

The present agreement will be effective for a period of three months, starting on the 1st of October, 2003. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

• Furthermore, if the death of Raymond Richard should occur while in employment, the Company will pay the fees to his heirs for *the remainder of the contract.*

3. MONETARY

As an advance to the remuneration for all services provided for herein, the Company shall pay the Consultant a fee of…one thousand dollars…..($1,000.00) per week, payable in regular installments in accordance with the Company's usual paying practices. The Company shall at any time increase the Consultant's advance and may in its sole discretion, grant the Consultant an advance increase. Any such change shall be deemed to be incorporated into this agreement.

However, advance of one thousand dollars ($1,000.00) per week will be payable beginning the 1st of October, 2003.

At the date of the signature of the present contract, Raymond Richard will receive from the Company 250,000 Shares of common stock at $0.001.

4. BONUSES

In addition to the compensation specified in Section 3 the Consultant may receive an annual bonus from the Company, based on performance of the Consultant, to be defined between parties.

5. BENEFITS

The Consultant shall participate in all benefit plans which the Company may have or provide in the future, including without limitation medical/hospital and extended health care benefits, life insurance and wage insurance.

6. LIABILITY INSURANCE

The employer shall contract a liability insurance appropriate to the consultant functions and responsibilities.

7. REIMBURSEMENT OF EXPENSES GENERALLY

The company shall reimburse the Consultants for all reasonable expenses actually incurred by him on the Company's behalf and in the course of his employment upon presentation of substantiating receipts.

8. FULL-TIME ATTENTION TO BUSINESS

During the Consultant's employment with the Company, the Consultant shall devote himself exclusively to the business of the Company and shall not be employed or engaged in any capacity in any other business without the prior written approval of the Company. The Consultant is employed on a full-time basis for the Company. It is understood and agreed to by the Consultant that the hours of work involved will within reason vary and be irregular and are those hours required to meet the objectives of the employment.

9. TERMINATION

This agreement may be terminate by the Consultant at any time by giving the Employer **with manager majority** a two week's notice in writing. The Company may waive the notice, in whole or in part, but will remain responsible for payment of all salaries, expenses and bonuses due up until the end of the notice period.

10. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 14 Place du Commerce Suite 388, Montreal, Qc

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

11. CONFIDENTIAL INFORMATION AND TRADE SECRETS "PROPRIETARY INFORMATION"

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information" concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

> a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

> b) Is or becomes generally available through no fault of the Consultant; or

> c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

> d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

> e) Any information already known to the Consultant prior to entering into the present Employment Agreement;

12. CLIENTELE *AND/OR GOODWILL*

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any recurs.

13. WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

14. AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

15. SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

16. SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

17. CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 29 OF SEPTEMBER, 2003.

Consultant   **BIMS Renewable Energy Inc**

_____

Raymond Richard   **Abdel Jabbar Abouelouafa**

_____

Yves C. Renaud,

EXHIBIT 10.3

CONSULTANT AGREEMENT

BETWEEN:

BIMS RENEWABLE ENERGY INC a company legally constituted in the State of Florida and located at 14 Place du Commerce, SUITE 388, Montreal, Qc legally represented by Abdel Jabbar Abouelouafa and Yves Renaud

(the "Company") OF THE FIRST PART

AND:

RéjeanD'Amours;
8472 Place Belle Fontaine
Anjou, Qc, H1K 1R7

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

 IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1. POSITION AND TITLE

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the position of strategic matters. It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company including, without limitation, providing assistance in various matters pertaining to:

-   Planning and coordination of the new joint stock companies.
-   Management of the Joint Stock Companies
    - o   Attorney
    - o   Brokers

2. TERM

The present agreement will be effective for a period of three months, starting on the 1st of October, 2003. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

•   Furthermore, if the death of Rejean D'Amours should occur while in employment, the Company will pay the fees to his heirs for *the remainder of the contract.*

3. MONETARY

As an advance to the remuneration for all services provided for herein, the Company shall pay the Consultant a fee of…one thousand dollars…..($1,000.00) per week, payable in regular installments in accordance with the Company's usual paying practices. The Company shall at any time increase the Consultant's advance and may in its sole discretion, grant the Consultant an advance increase. Any such change shall be deemed to be incorporated into this agreement.

However, advance of one thousand dollars ($1,000.00) per week will be payable beginning the 1st of October, 2003 .

At the date of the signature of the present contract, Rejean D'Amours will receive from the Company 250,000 Shares of common stock at $0.001.

4. BONUSES

In addition to the compensation specified in Section 3 the Consultant may receive an annual bonus from the Company, based on performance of the Consultant, to be defined between parties.

5. BENEFITS

The Consultant shall participate in all benefit plans which the Company may have or provide in the future, including without limitation medical/hospital and extended health care benefits, life insurance and wage insurance.

6. LIABILITY INSURANCE

The employer shall contract a liability insurance appropriate to the consultant functions and responsibilities.

7. REIMBURSEMENT OF EXPENSES GENERALLY

The company shall reimburse the Consultants for all reasonable expenses actually incurred by him on the Company's behalf and in the course of his employment upon presentation of substantiating receipts.

8. FULL-TIME ATTENTION TO BUSINESS

During the Consultant's employment with the Company, the Consultant shall devote himself exclusively to the business of the Company and shall not be employed or engaged in any capacity in any other business without the prior written approval of the Company. The Consultant is employed on a full-time basis for the Company. It is understood and agreed to by the Consultant that the hours of work involved will within reason vary and be irregular and are those hours required to meet the objectives of the employment.

9. TERMINATION

This agreement may be terminate by the Consultant at any time by giving the Employer **with manager majority** a two week's notice in writing. The Company may waive the notice, in whole or in part, but will remain responsible for payment of all salaries, expenses and bonuses due up until the end of the notice period.

10. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 14 Place du Commerce Suite 388, Montreal, Qc

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

11. CONFIDENTIAL INFORMATION AND TRADE SECRETS "PROPRIETARY INFORMATION"

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information" concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement;

12. CLIENTELE *AND/OR GOODWILL*

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any recurs.

13. WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

14. AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

15. SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

16. SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

17. CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 29 OF SEPTEMBER, 2003.

Consultant   **BIMS Renewable Energy Inc**

_____   _____

RejeanD'Amours   **Abdel Jabbar Abouelouafa**

                                                       _____

                                                       Yves C. Renaud,

EXHIBIT 23.1

Consent of Law Offices of Irving Rothstein (included in its opinion filed as Exhibit 5.1).

EXHIBIT 23.2

CONSENT OF INDEPENDENT AUDITORS

      I consent to the use in this Registration Statement on Form S-8 of BIMS Renewable Energy, Inc., of my report dated December 31, 2002 appearing in the 10-KSB which is incorporated by reference.

By: /s/ Mark Cohen
        Mark Cohen C.P.A.

Hollywood, Florida
10/03/03

EXHIBIT 99.1

UNANIMOUS WRITTEN CONSENT
OF THE BOARD OF DIRECTORS
OF BIMS RENEWABLE ENERGY, INC.

The undersigned, being all of the directors of BIMS Renewable Energy, Inc., a Florida corporation (the "Company"), acting pursuant to section 607.0821 of the Florida Business Corporation Act, hereby consent to and adopt the following resolutions by written consent without a meeting:

RESOLVED, that the letter agreement dated September 29, 2003 between the Company and Jean Gagnon ("Gagnon") attached hereto as Exhibit A (the "Gagnon Consulting Agreement"), pursuant to which the Company agreed to issue two million (2,000,000) shares of its common stock, par value $.001 per share (the "Common Stock") to Gagnon as consideration for Gagnon's services as an independent consultant to the Company be, and hereby is, approved and affirmed; and it is further

RESOLVED, that the letter agreement dated September 29, 2003 between the Company and Réjean D'Amour ("D'Amour") attached hereto as Exhibit A (the "D'Amour Consulting Agreement"), pursuant to which the Company agreed to issue two hundred fifty thousands (250,000) shares of its common stock, par value $.001 per share (the "Common Stock") to D'Amour as consideration for D'Amour's services as an independent consultant to the Company be, and hereby is, approved and affirmed; and it is further

RESOLVED, that the letter agreement dated September 29, 2003 between the Company and Raymond Richard ("Richard") attached hereto as Exhibit A (the "Richard Consulting Agreement"), pursuant to which the Company agreed to issue two hundred fifty thousands (250,000) shares of its common stock, par value $.001 per share (the "Common Stock") to Richard as consideration for Richard's services as an independent consultant to the Company be, and hereby is, approved and affirmed; and it is further

RESOLVED, that, subject to the terms and conditions of the Consulting Agreements, the issuance of 2,500,000 shares of Common Stock to the Consultants is hereby authorized and approved; and it is further

RESOLVED, that the 2,500,000 shares of Common Stock to be issued to the Consultants will be, when issued pursuant to the provisions of the Consulting Agreements, validly issued, fully paid and non-assessable; and it is further

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed, in the name on behalf of the Company, to file a registration statement on Form S-8 the Securities and Exchange Commission registering an aggregate of 2,500,000 shares of Common Stock issuable under the Consulting Agreements (collectively, the "Plan") pursuant to the Securities Act of 1933, as amended; and it is further

RESOLVED, that each of the officers of the Company be, and each of them with full power to and without the others hereby is, authorized, empowered and directed, in the name and on behalf of the Company and under its corporate seal or otherwise, to take all such further acts and to execute and deliver all such other agreements, documents and instruments as may be necessary and desirable or convenient and proper to effectuate and carry out the terms and conditions of the forgoing resolutions, including, without limitation, effectuating the Plan and the registration of the Common Stock thereunder, all in such form that each of the officers, in his or her discretion acting upon the advice and assistance of legal counsel to the Company, may approve, as conclusively evidenced by execution thereof by him or her.

IN WITNESS WHEREOF, the undersigned have executed this written consent, which may be executed in counterparts, as of this 29th day of September, 2003.

/s/ Abdel Jabbar Abouelouafa
Abdel Jabbar Abouelouafa

/s/ Yves Renaud
Yves Renaud

/s/ Marcel Mongrain
Marcel Mongrain